Certificate of Amalgamation

Canada Business Corporations Act

Certificat de fusion

Loi canadienne sur les sociétés par actions

Nomad Royalty Company Ltd.
Redevances Nomad Ltée

Corporate name / Dénomination sociale

1361852-8

Corporation number / Numéro de société

I HEREBY CERTIFY that the above-named corporation resulted from an amalgamation, under section 185 of the *Canada Business Corporations Act*, of the corporations set out in the attached articles of amalgamation.

JE CERTIFIE que la société susmentionnée est issue d'une fusion, en vertu de l'article 185 de la *Loi canadienne sur les sociétés par actions*, des sociétés dont les dénominations apparaissent dans les statuts de fusion ci-joints.

Isabelle Foley

Deputy Director / Directeur adjoint

2022-01-01

Date of Amalgamation (YYYY-MM-DD)
Date de fusion (AAAA-MM-JJ)

Canada Business Corporations Act (CBCA)
FORM 9
ARTICLES OF AMALGAMATION
(Section 185)

1 - Corporate name of the amalgamated corporation

Nomad Royalty Company Ltd. / Redevances Nomad Ltée

2 - The province or territory in Canada where the registered office is situated *(do not indicate the full address)*

Quebec

3 - The classes and any maximum number of shares that the corporation is authorized to issue

See attached Schedule A.

4 - Restrictions, if any, on share transfers

None

5 - Minimum and maximum number of directors *(for a fixed number of directors, please indicate the same number in both boxes)*

Minimum number 1 **Maximum number** 10

6 - Restrictions, if any, on the business the corporation may carry on

None

7 - Other provisions, if any

See attached Schedule B.

8 - The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows:

○	**183 - Long form : approved by special resolution of shareholders**	◉	**184(1) - Vertical short-form : approved by resolution of directors**	○	**184(2) - Horizontal short-form : approved by resolution of directors**

9 - Declaration

I hereby certify that I am a director or an authorized officer of the following corporation:

Name of the amalgamating corporations	Corporation number	Signature
Nomad Royalty Company Ltd.	1180443-0	DocuSigned by: Vincent Metcalfe
OMF Fund III (Mg) Ltd.	1226157-0	DocuSigned by: Vincent Metcalfe
OMF Fund II SO Ltd.	1226160-0	DocuSigned by: Vincent Metcalfe
(Declaration completed by attachment)		

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

Canada

Canada Business Corporations Act (CBCA)
Form 9
ARTICLES OF AMALGAMATION
(Section 185)

(continued)

1 - Corporate name of the amalgamated corporation
Nomad Royalty Company Ltd. / Redevances Nomad Ltée

(…)

9 - Declaration		
I hereby certify that I am a director or an authorized officer of the following corporation:		
Name of the amalgamating corporations	Corporation number	Signature
Valkyrie Royalty Inc.	1360022-0	DocuSigned by: Vincent Metcalfe
Coral Gold Resources Ltd.	1360034-3	DocuSigned by: Vincent Metcalfe
Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).		

Schedule A
to
the Articles of Amalgamation
of
Nomad Royalty Company Ltd.
Redevances Nomad Ltée
(the "**Corporation**")

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of common shares ("**Common Shares**") and an unlimited number of preference shares ("**Preference Shares**"), issuable in a series. The rights, privileges, restrictions and conditions attached to the Common Shares and Preference Shares are set out in pages 3A through to 3E attached hereto.

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHED TO THE COMMON SHARES AND THE PREFERENCE SHARES

ARTICLE ONE

INTERPRETATION

Section 1.01 References to "Act"

In these provisions, as from time to time amended, unless there is something in the context inconsistent therewith, "Act" means the *Canada Business Corporations Act,* or the successor thereof, as amended from time to time. These provisions shall be governed by and are subject to the applicable provisions of the Act and, except as otherwise expressly provided herein, all words and terms used herein that are defined in the Act shall have the respective meanings ascribed thereto in the Act.

Section 1.02 Headings, Gender and Number

These provisions, as from time to time amended, shall be read without regard to article or section headings, which are included for ease of reference only and shall not affect the construction or interpretation hereof, and with all changes in gender and number required by the context.

ARTICLE TWO

COMMON SHARES

The common shares of the Corporation (the "**Common Shares**") shall have attached thereto the following rights, privileges, restrictions and conditions:

Section 2.01 Voting Rights

The holders of the Common Shares are entitled to receive notice of, and to attend, all meetings of shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote. Each holder of Common Shares is entitled to one vote for each one Common Share held on all ballots taken at such meetings.

Section 2.02 Dividends

Subject to the prior rights, privileges, restrictions and conditions attaching to the Preference Shares (as defined hereinafter) or to any other class of shares of the Corporation ranking senior to the Common Shares, the holders of Common Shares shall be entitled to receive dividends as, when and in such amounts declared by the directors of the Corporation from time to time.

Section 2.03 Liquidation, Dissolution or Wind-up

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the property and assets of the Corporation among its shareholders for the purpose of winding-up the affairs of the Corporation, holders of Common Shares shall, after payment of the amount payable to the holders of Preference Shares and shares of any other class of shares of the Corporation ranking senior to the Common Shares, be entitled to receive, equally, share for share, with the holders of shares of all other classes of shares of the Corporation ranking equally with the Common Shares in respect of the final distribution of the property and assets of the Corporation, the remaining property and assets of the Corporation.

Section 2.04 Limitation

Subject to the provisions of the Act, holders of Common Shares shall not be entitled to vote separately on, or to dissent in respect of, any proposal to amend the articles of the Corporation to:

(a) increase or decrease any maximum number of authorized Common Shares or increase any maximum number of authorized shares of a class or series of shares having rights or privileges equal or superior to the Common Shares;

(b) effect an exchange, reclassification or cancellation of all or part of the Common Shares; or

(c) create a new class or series of shares equal or superior to the Common Shares.

ARTICLE THREE

PREFERENCE SHARES

The preference shares of the Corporation (the "**Preference Shares**") shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:

Section 3.01 Directors' Right to Issue in One or More Series

The Preference Shares may at any time and from time to time be issued in one or more series. Prior to the issue of Preference Shares of any series, the directors of the Corporation shall, subject to the rights, privileges, restrictions and conditions attached to the Preference Shares as a class, the articles of the Corporation and the provisions of the Act, by resolution fix the number of Preference Shares in such series and determine the designation of, and the rights, privileges, restrictions and conditions attached to, the Preference Shares of such series including, without limitation:

(a) the rate, amount or method of calculation of any dividends and whether any dividends are subject to adjustment;

(b) whether any dividends are cumulative, partly cumulative or non-cumulative;

(c) the dates, manner and currency of payment of any dividends and the date from which any dividends accrue or become payable;

(d) if redeemable or purchasable (whether at the option of the Corporation or the holder or otherwise), the redemption or purchase price and currency or currencies thereof and the terms and conditions of redemption or purchase, with or without any provision for a sinking or similar fund;

(e) the voting rights, if any;

(f) any conversion, exchange or reclassification rights; and

(g) any other right, privilege, restriction or condition not inconsistent with these provisions;

the whole subject to receipt by the Director appointed under the Act of articles of amendment designating and fixing the number of Preference Shares in such series and setting forth the rights, privileges, restrictions and conditions attached thereto and the issue by the Director of a certificate of amendment with respect thereto.

Section 3.02 Voting Rights

Except as hereinafter specifically provided, as required by the Act or in accordance with any voting rights which may be attached to any series of Preference Shares, the holders of Preference Shares shall not be entitled as such to receive notice of, or to attend, any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting; provided, however, that the holders of Preference Shares shall be entitled to receive notice of meetings of the shareholders of the Corporation called for the purpose of authorizing the sale, lease or exchange of all or substantially all of the property of the Corporation other than in the ordinary course of business of the Corporation.

Section 3.03 Ranking of Preference Shares of Each Series

The Preference Shares of each series shall, with respect to the payment of dividends and the distribution of the property and assets of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up the affairs of the Corporation, rank (a) *pari passu* with the Preference Shares of every other series and the shares of any other class of shares of the Corporation, or series thereof, ranking equally with the Preference Shares, (b) senior to, and shall be entitled to a preference over, the Common Shares and the shares of any other class of shares of the Corporation ranking junior to the Preference Shares, and (c) junior and subordinate to the shares of any class of shares of the Corporation ranking senior to the Preference Shares. The Preference Shares of each series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Common Shares and any other class of shares of the Corporation ranking junior to the Preference Shares as may be fixed by the directors of the Corporation in accordance with section 3.01 hereof.

Section 3.04 Amendment with Approval of Holders of Preference Shares

The rights, privileges, restrictions and conditions attached to the Preference Shares as a class may be added to, changed or removed only with the approval of the holders of Preference Shares given in accordance with the requirements of the Act and the minimum requirement provided in section 3.05 hereof.

Section 3.05 Approval of Holders of Preference Shares

The approval of the holders of Preference Shares as a class with respect to any matter referred to in these provisions may be given as specified below:

(a) Approval and Quorum

Any approval required to be given by the holders of Preference Shares as a class with respect to any matter referred to in these provisions shall be deemed to have been sufficiently given if it shall have been given by a resolution signed by all of the holders of the then outstanding Preference Shares or by a resolution passed by the affirmative vote of not less than two-thirds of the votes cast by the holders of Preference Shares who voted in respect of that resolution at a meeting of the holders of Preference Shares called and held for such purpose in accordance with the by-laws of the Corporation at which holders of not less than one-tenth of the then outstanding Preference Shares are present in person or represented by proxy; provided that, if at any such meeting a quorum is not present within one-half of an hour after the time appointed for such meeting, the meeting shall be adjourned to the same day in the next week at the same time and to such place as the chairman of the meeting may determine and, subject to the provisions of the

Act, it shall not be necessary to give notice of such adjourned meeting. At such adjourned meeting the holders of Preference Shares present in person or represented by proxy shall constitute a quorum and may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast by the holders of Preference Shares at such meeting shall constitute the approval of the holders of Preference Shares.

(b) Voting

On every poll taken at any meeting in respect of which only the holders of Preference Shares are entitled to vote, each holder of Preference Shares shall be entitled to one vote for each Preference Share held by such holder.

Subject to the foregoing, the formalities to be observed with respect to proxies, the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the Act and the by-laws of the Corporation with respect to meetings of shareholders.

Section 3.06 Shares Issued in Series with Identical Rights

Where Preference Shares are issued in more than one series with identical rights, privileges, restrictions, conditions and designations attached thereto, all such series of Preference Shares shall rank *pari passu* and participate equally and proportionately without discrimination or preference as if all such series of Preference Shares had been issued simultaneously and all such series of Preference Shares may be designated as one and the same series.

Section 3.07 Limitation on Voting and Dissent Rights

Subject to the provisions of the Act, the holders of Preference Shares or any series thereof shall not, unless the rights, privileges, restrictions and conditions attached to the Preference Shares as a class or to any particular series thereof provide to the contrary, be entitled to vote separately as a class or series on, or to dissent in respect of, any proposal to amend the articles of the Corporation to:

(a) increase or decrease any maximum number of authorized Preference Shares or any series thereof, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the Preference Shares or any series thereof;

(b) effect an exchange, reclassification or cancellation of all or part of the Preference Shares or any series thereof; or

(c) create a new class or series of shares equal or superior to the Preference Shares or any series thereof.

Schedule B
to
the Articles of Amalgamation
of
Nomad Royalty Company Ltd.
Redevances Nomad Ltée
(the "**Corporation**")

OTHER PROVISIONS

Securing any Bonds, Debentures or Debenture Stock

In addition to and without limiting such other powers which the Corporation may by law possess, the directors of the Corporation may, without authorization of the shareholders, for the purpose of securing any bonds, debentures or debenture stock which the Corporation is by law entitled to issue, by authentic deed or otherwise, grant a hypothec or mortgage, including a floating hypothec or mortgage, on a universality of property, moveable or immovable, present or future, corporeal or incorporeal, of the Corporation, and pledge, cede or transfer any property, movable or immovable, present or future, corporeal or incorporeal, of the Corporation.

Appointment of Additional Directors

The directors may appoint one or more additional directors to hold office for a term expiring not later than the close of the next annual shareholders meeting, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual shareholders meeting.